Pending Litigation.  Since 2009, seven class action
 lawsuits have been pending in the U.S.
District Court for the District of Colorado against OppenheimerFunds, Inc. the parent of the Manager (OFI), OppenheimerFunds Distributor, Inc., the Funds principal underwriter and distributor (the Distributor), and certain funds
(but not including the Fund) advised by OFI
Global Asset Management, Inc. and distributed by the Distributor (the Defendant Funds). The lawsuits also name as defendants certain officers and current and former trustees of the respective Defendant Funds. The lawsuits raise claims under federal securities law and allege, among other things, that the disclosure documents of the respective Defendant Funds contained misrepresentations and omissions and that the respective Defendant Funds investment policies were not followed. The plaintiffs in these actions seek unspecified damages, equitable relief and awards of attorneys fees and litigation expenses.
The Defendant Funds Boards of Trustees
have also engaged counsel to represent the Funds and the present and former Independent
Trustees named in those suits. On March 5, 2014, the parties in six of these lawsuits executed stipulations and agreements of settlement resolving those actions. The settlements are subject to a variety of contingencies, including approval by the court. The settlements do not resolve a seventh outstanding lawsuit relating to Oppenheimer Rochester California Municipal Fund.
In May 2014, certain current and/or former participants in 529 plans managed by OFI Private
Investments, Inc. (OFIPI), an affiliate of OFI, filed a lawsuit in New Mexico state court against OFI, OFIPI and the Distributor. Plaintiffs in this suit allege that they are assignees of indemnification claims The Education Trust Board of New Mexico, The Education Plan Trust of
New Mexico, and the State of New Mexico (collectively, the State) have or may have against defendants for losses the State incurred in connection with a class action lawsuit plaintiffs previously brought against the State. On the basis of the alleged assignment of the States indemnification claims, plaintiffs seek unspecified damages, equitable relief and an award of attorneys fees and litigation expenses.
OFI believes the lawsuits and appeals described above are without legal merit and, with the exception of actions it has settled, is defending against them vigorously. While it is premature to render any opinion as to the outcome in these lawsuits, or whether any costs that the Defendant
Funds may bear in defending the suits might not be reimbursed by insurance, OFI believes that these suits should not impair the ability of OFI or the Distributor to perform their respective duties to the Fund, and that the outcome of all of the suits together should not have any material effect on the operations of any of the Oppenheimer mutual funds.